April 10, 2006



VIA U.S. MAIL AND FACSIMILE:  (212) 728-8111
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000


Re:	Massey Energy Company
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 21, 2006
Filed by Third Point LLC, Third Point Offshore Fund Ltd., Third
Point
Partners, LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., Third Point Partners Qualified LP, Third Point Resources LP, Third Point Resources Ltd., Daniel S. Loeb, and Todd Q. Swanson
      File No. 1-07775
      ____________________________________________________________

Dear Mr. Schwartz:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Schedule 14A

General
1. We note that the response letter was filed under the CIK of Third
Point LLC. Please be advised that all correspondence and filings in connection with the proxy contest should be made under the CIK of Massey Energy Company. Please contact Filer Support if you have any questions at (202) 551-8900.
2. Although you have provided the staff with a courtesy copy of the redlined version of the amended proxy statement, you have not filed on EDGAR, the redlined version. In accordance with the requirements of Regulation S-T, please ensure that you file the redlined version of Amendment No. 1 to the preliminary proxy statement and all subsequent amendments on EDGAR.

Reasons for the Solicitation, page 1
3. We note your response to prior comment 8 and partially reissue the comment. Please provide confirmation in your response letter regarding the use of written materials used in the soliciting proxies.
Reasons for the Solicitation, page 5
4. You indicate that the director nominees, if elected, would make proposals to "accelerate and possibly expand" the Company`s share repurchase program. Given the company`s disclosure that it intends to implement the share repurchase program in the second half of 2006, please clarify how much sooner your nominees would propose to implement the program. Further, delineate the possible amount by which your nominees would propose expanding the share repurchase program and address how such a program would be funded.
5. We note your response to prior comment 17 and the revisions made to the disclosure in this section. We remind you that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide such support with respect to the statement that earnings have been revised downward three times in the past six months.

Proposal 3, Approval of 2006 Stock and Incentive Compensation
Plan,
page 9
6. Please provide a basis for your belief that the current amount of shares issuable under the Company`s existing incentive plans, are "more than adequate".

7. Please clarify how postponement of the approval of a new incentive plan, would allow the board to "first focus its efforts on stockholder value".
Closing Comment

	As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on
EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3257 with any questions.

      Sincerely,


									Celeste M. Murphy,
									Special Counsel
Office of Mergers and Acquisitions


Mr. Michael A. Schwartz
Willkie Farr & Gallagher LLP
April  10, 2006
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 3698